650 Liberty Avenue
Bed Bath & Beyond	Union, NJ 07083

March 17, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ohsiek:

Thank you for your comments regarding the filings referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Company’s responses to the comments contained in your letter dated February 17, 2006.  Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended February 26, 2005, filed May 12, 2005, and Forms 10-Q for the fiscal quarters ended May 28, August 27, and November 26, 2005.

Per your instructions, your comment is set forth first in boldfaced type, followed by the Company’s response.  The Company has included proposed revisions to disclosures, where appropriate.  In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

Ms. Henderson, Staff Accountant, indicated that the Staff would not object if the Company’s response was electronically transmitted by March 20, 2006.  This response letter is being provided as a correspondence file on EDGAR.

FORM 10-K FOR THE YEAR ENDED FEBRUARY 26, 2005

Financial Statements, page 22

Note 1 Summary of Significant Accounting Policies and Related Matters, page 26

D. Segments, page 26

1.     Please tell us in detail how you determined that you have only one operating segment, as that term is discussed in paragraphs 10-15 of SFAS 131.  In this regard, based upon your disclosures under Item 1 Business, including your disclosures under the subheading Management, we would expect that you have either separate operating segments by store type or separate operating segments by region.

If, after reassessing the guidance in SFAS 131, you determine that you have multiple operating segments, please either revise your disclosures in future filings to present the additional applicable reporting segments, or tell us in detail your basis for aggregating operating segments into one reportable segment.  Ensure you address in detail how you meet each of the aggregation criteria in paragraph 17 of SFAS 131, including similarity of economic characteristics.  Also provide, along with your response, revenues and gross profit by operating segment for each of the last five years and demonstrate how that information supports the similarity of the economic characteristics of the operations.

The Company’s operations are contained in one operating segment based upon the definition in paragraph 10 of Statement of Financial Accounting Standards (SFAS) 131 which states, “An operating segment is a component of an enterprise:

a.     That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.     Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.     For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

The Company’s chief operating decision maker (CODM) is the Chief Executive Officer.  Based upon your comment, we have separated our response into two categories, geographic region and store type.

Geographic Region

Geographic region operating results are not prepared or given to the CODM.  The CODM does not make resource (capital) allocation decisions based upon the operating results of individual geographic regions.

In addition, consistent with operating as one segment, information provided to the Board of Directors does not contain any geographic region operating results, nor does the Company prepare any such information nor does it publicly disclose, through press releases, conference calls or its website, any operating results by geographic region.

Store Type

The additional store types described under Item 1 Business were the result of acquisitions in 2002 (Harmon Stores, Inc.) and 2003 (Christmas Tree Shops, Inc.),

who are specialty retailers selling merchandise in similar categories as Bed Bath & Beyond stores.  Since the time of the acquisitions and in accordance with the Company’s long term objectives and corporate strategy, the Company has been integrating management, general and administrative departments, product offerings, store types and financial reporting systems as follows:

Since the date of the acquisitions, the Company has increasingly combined major elements of personnel and management related activity across all store types.  Currently, management, store, and buying personnel are routinely transferred among store types, and members of senior management have responsibilities for multiple store types.  Management training and development for store personnel often occurs in one store type for management positions in another store type.  Further, the Company has also changed the management compensation programs at the two acquired store formats from a bonus program based upon the store types’ individual operating results to the Company’s compensation model of grants of restricted shares in the consolidated Company.

In addition, the Company has been incorporating the product offerings of each store format into the others.  For example, since the acquisition of the Harmon stores, we have expanded our Bed Bath & Beyond stores’ personal care departments to include the majority of products sold at Harmon stores in dozens of stores, with significantly more integration underway as well as planned in the future.  Harmon stores also now sell some product originally unavailable to them prior to the acquisition, as a result of the consolidated buying power of the Company.  A similar process is currently underway with Christmas Tree Shops stores, with an expanding Christmas Tree Shops product offering in several Bed Bath & Beyond stores and more integration planned for the future.  Also, items sourced by Christmas Tree Shops are currently distributed to all of the Bed Bath & Beyond stores.

The Company is also now executing on an initiative to combine various multiple store types into a single operating facility.  For example, the Company is now opening a combined store type format with separate entrances by store type but with common employees, receiving and checkout areas.

Upon acquisition of the store types, certain discrete financial information was available to the CODM since they had, prior to the acquisition, operated as separate companies.  Some of this discrete information is still prepared due in part to the limited ability of legacy accounting systems to easily combine information.  It is our anticipation that these store types’ financial information will continue to become less discrete, and in the case of certain financial information it will be eliminated, as we continue to blend certain aspects of the store types into one another and also because we are planning to convert to a new accounting software application in 2006, which will allow for automated combination of store types.

Consistent with the Company’s current business practices detailed above and the Company’s long term objectives, decisions made by the CODM regarding approval of resources throughout the Company, such as capital expenditures and administrative payroll, are based upon both the operating results and projections of the combined entity.  For example, human resource requests are submitted by all functional departments.  The cost of these additional resources is evaluated based upon the effect on the profitability of the total Company and not based on the effect on the operating results of any individual store type.  Similarly, capital resource projects are evaluated individually based upon either the return on investment to the combined entity or necessity based upon the combined Company’s long term objectives and corporate strategy and not based upon its effect on the operating results of an individual store type.  Therefore, resource allocation decisions made by the CODM are determined based upon their effect on the total Company operating results in conjunction with the Company’s overall long term objectives and corporate strategy, and they are not decided based upon the impact such resource allocations would have had or will have on the operating results of any store type.

Furthermore, consistent with operating as one segment, information provided to the Board of Directors does not contain operating results by store type, nor does the Company publicly disclose through press releases, conference calls or its website, operating results, including comparable store sales, by store type.

In summary, the Company has determined its operations are properly reported as one operating segment based upon on how the CODM assesses the Company’s performance and allocates resources.

R. Revenue Recognition, page 29

2.     Reference is made to the disclosures on page 30 regarding sales returns.  Please revise your future filings to provide all the information required by Rules 5-04 and 12-09 of Regulation S-X including each year’s beginning balance, provisions, deductions, other changes, and ending balance.  Show us what the revised disclosure would look like for the historical periods presented.

The Company will revise its disclosure in future filings to include the beginning balance of the sales returns reserve for each of the periods presented.

We believe this proposed disclosure will provide all of the information required under Rules 5-04 and 12-09 of Regulation S-X, since during the time period disclosed, the Company did not have any other additions or deductions, other than the provision amount charged to costs and expenses, and an amount assumed due to the acquisition of Christmas Tree Shops, Inc.

PROPOSED DISCLOSURE:

Sales returns, which are reserved for based on historical experience, are provided for in the period that the related sales are recorded.  Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially.  In the future, if the Company concludes that an adjustment to the sales returns accrual is required, the reserve will be adjusted accordingly.  For fiscal 2005, 2004 and 2003, the beginning balance for the reserve for sales returns was $11.9 million, $10.7 million and $8.9 million, respectively, the provision for sales returns was $X.X million, $1.2 million and $1.3 million, respectively, and ($X.X million, $0 and $0, respectively, or no) deductions were made to the reserve for sales returns.  In fiscal 2003, a reserve of approximately $0.5 million was assumed in the acquisition of CTS.  As of February 25, 2006, February 26, 2005 and February 28, 2004, the reserve for sales returns was $X.X million, $11.9 million and $10.7 million, respectively.

Item 9A.  Controls and Procedures, page 44

3.     We note your statement that the principal executive officer and principal financial officer have concluded that the company’s disclosure controls and procedures are “sufficiently” effective.  The inclusion of such qualifying language is not permitted, thus please amend your filing to disclose in clear and unambiguous language whether or not the disclosure controls and procedures are effective.

Moreover, we note your statement that a “control system, no matter how well conceived and operated, can provide only a reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Please revise to state clearly, if true, that 1) your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and 2) that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II. F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Finally, please revise your conclusion as to the effectiveness of your disclosure controls and procedures to ensure you address the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

This comment should also be applied to your first, second, and third quarter Forms 10-Q, as applicable.

Regarding the first paragraph of the comment above, the Company will revise its future disclosure in its Form 10-K for the recently ended fiscal year, February 25, 2006, due to be filed on or before May 11, 2006, and in its future filings thereafter.

The Company does not believe that the disclosure in its Fiscal 2004 Form 10-K filing was qualified by the word “sufficiently.”  The inclusion of the word “sufficiently” was intended to describe the level of effectiveness of the Company’s disclosure controls and procedures.  Exchange Act Rules 13a-15(b) and 15d-15(b) require that management must evaluate the effectiveness of the Company’s disclosure controls and procedures at the end of each fiscal period.  Our management had performed this evaluation and concluded that the controls were sufficiently effective.  In our reading of the Regulations, it was our belief that the Company was required to describe management’s evaluation of the effectiveness of our disclosure controls and procedures and we did not believe that the inclusion of a description when providing our evaluation was not permitted.  However, as requested by the Staff, the Company will revise its disclosure to eliminate the word “sufficiently” in its future filings.

Regarding the second and third paragraphs of the comment above, we will revise our disclosure in all future filings as discussed with Ms. Henderson of the Staff.

PROPOSED DISCLOSURE:  For Form 10-K Filings

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on their evaluation as of XXXX XX, XXXX, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that information required to be disclosed by our management in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended).  Our management assessed the effectiveness of our internal control over financial reporting as of XXXX XX, XXXX.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.  Our management has concluded that, as of XXXX XX,

XXXX, our internal control over financial reporting is effective based on these criteria.  Our independent registered public accounting firm, KPMG LLP, issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the quarter ended XXXX XX, XXXX that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company’s disclosure controls and procedures are designed to provide such reasonable assurance of achieving their objectives, and the Company’s Principal Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

PROPOSED DISCLOSURE:  For Form 10-Q Filings

ITEM 4. CONTROLS AND PROCEDURES

(a)   Evaluation of disclosure controls and procedures.  The Company’s Principal Executive Officer and Principal Financial Officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 240.13a-15(e) and 15d-15(e)) as of XXX XX, XXXX (the end of the period covered by this quarterly report on Form 10-Q).  Based on that evaluation, the Principal Executive Officer and the Principal Financial Officer have concluded that the Company’s current disclosure controls and procedures are effective to ensure that information required to be disclosed by our management in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

(b)   Changes in internal controls.  There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Exhibits 31.1 and 31.2

4.     Please revise to remove the titles of the chief executive and chief accounting officers from the first sentence of the certifications.  Certifications should read exactly as set forth in Item 601(b)(31) of Regulation S-K.

The Company will revise the first sentence of the certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K in its future filings as appropriate.

Written Acknowledgement

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We recognize that if there is a request under the Freedom of Information Act related to the Staff comment letter or the Company’s responses, the Staff will contact the Company and provide it an opportunity to discuss the matter with the Staff prior to any release of information under the Freedom of Information Act.

Sincerely,

By:	/s/ Eugene A. Castagna

Eugene A. Castagna
Chief Financial Officer and Treasurer